UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Response to Inquiry Relating to Press Reports

Although Woori Financial Group Inc. (“Woori Financial Group”) considered acquiring a stake in Lotte Insurance Co., Ltd. as part of its plans to strengthen its non-banking competitiveness, it has ultimately decided not to pursue such acquisition.

Separately, Woori Financial Group expects to provide further disclosure regarding its ongoing pursuit of the acquisitions of Tong Yang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. either when such details have been decided or within one month from the date of this report.

ø Related Disclosure

- Form 6-K on June 27, 2024, Response to Inquiry Relating to Press Reports

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 28, 2024	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President